EXHIBIT INDEX ON PAGE 6


                                  FORM 8-A

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



              For Registration of Certain Classes of Securities
                  Pursuant to Section 12(b) or 12(g) of the
                       Securities Exchange Act of 1934

                     AMERICAN WATER WORKS COMPANY, INC.
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           (Exact name of registrant as specified in its charter)

               Delaware                               51-0063696
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(State of incorporation or organization)  (IRS Employer Identification No.)

1025 Laurel Oak Road, Voorhees, New Jersey                    08043
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 (Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered

Common Stock Purchase Rights                New York Stock Exchange
----------------------------            --------------------------------

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ X ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), please check the following box.  [   ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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Item 1.     Description of Registrant's Securities to be Registered.

     The Board of Directors of American Water Works Company, Inc. (the "Company") has declared a dividend distribution of one common stock purchase right (the "Rights") for each outstanding share of common stock (the "Common Shares") of the Company, par value $1.25 per share, to shareholders of record at the close of business on March 2, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share at a purchase price of $150.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., the Rights Agent. Capitalized terms used but not otherwise defined herein shall have the meaning given such terms in the Rights Agreement.

     Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, no separate Right Certificates will be distributed and the Rights will not be tradeable separately from the Common Shares. The Rights will become exercisable and will separate from the Common Shares upon the earlier of (i) ten calendar days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the outstanding Common Shares (the "Shares Acquisition Date") or
(ii) ten business days (or a later date as determined by the Board of Directors or, if there has been an Adverse Change of Control, by a majority of the Continuing Directors (as such terms are herein defined)) after the commencement of, or first public announcement of, an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain, in accordance with the Rights Agreement, a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 2, 2009, unless earlier redeemed or exchanged by the Company as described below.

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
     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

     In the event that a person or a group of affiliated or associated persons becomes the beneficial owner of 35% or more of the Common Shares, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that (i) the Company consolidates, or merges with, any other person, and the Company is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with the Company where the outstanding Common Shares of the Company are exchanged for securities, cash or property of the other person and the Company is the surviving corporation, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable and the number of Common Shares or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price. The Company may determine not to issue fractional Rights or shares, and in lieu thereof, an adjustment in cash will be made based on the market value of the Rights or shares on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $.0005 per Right, at any time before the earlier of the close of business on the tenth calendar day following the Shares Acquisition Date or the close of business on the Expiration Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

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
     At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by such person, which will have become void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earliest of (i) the Distribution Date, (ii) a Triggering Event or (iii) an Adverse Change of Control. After the earliest to occur of such events, the provisions of the Rights Agreement may be amended in order (x) to make changes that do not adversely affect the interests of holders of the Rights (other than the interests of any Acquiring Person), (y) to cure any ambiguity or correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, or (z) to shorten or lengthen any time period under the Rights Agreement, but no time period relating to redemption of the Rights may be lengthened so as to make the Rights redeemable at a time at which the Rights had not then otherwise been redeemable and no other time period may be lengthened unless for the purpose of protecting, enhancing or clarifying the rights or benefits of holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter acquirors from making takeover proposals or tender offers. However, the Rights help ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's shareholders.

     A copy of the Rights Agreement, dated as of February 18, 1999, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits the form of Rights Certificate and the Summary of Rights to Purchase Common Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such Exhibit.

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
Item 2.     Exhibits.

            Exhibit No.                     Description

               4.1 Rights Agreement, dated as of February 18, 1999, between American Water Works Company, Inc. and BankBoston, N.A., as Rights Agent, which includes as exhibits the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B.

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
                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      AMERICAN WATER WORKS COMPANY, INC.
                                      (Registrant)


                                      By:  J. James Barr, President and CEO
                                           (Authorized Officer)


Date:  March 1, 1999

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
                                EXHIBIT INDEX




Exhibit No.
As provided
in Item 601
Exhibit Number                 Description

    4.1 Rights Agreement, dated as of February 18, 1999, between American Water Works Company, Inc. and BankBoston, N.A., as Rights Agent, which includes as exhibits the form of Right Certificate as Exhibit
                  A and the Summary of Rights to Purchase
                  Common Stock as Exhibit B.

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